[redacted]

09058836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/6

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67829 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/18/07 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Real Estate Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8400 East Crescent Parkway, Suite 600
(No. and Street)

Greenwood Village (City) CO (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Lewis (303) 220-3866
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

SEC Mail Processing Section

MAR 03 2009

Washington, DC
111

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Randy Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Real Estate Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORETTA L. PRYOR NOTARY PUBLIC STATE OF COLORADO

Signature

President

Title

My Commission Expires 2/2/2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CAPITAL REAL ESTATE SECURITIES, LLC**

## CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# INDEPENDENT AUDITORS' REPORT

The Managing Member of
Capital Real Estate Securities, LLC

We have audited the accompanying statement of financial condition of Capital Real Estate Securities, LLC as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the period from inception (December 18, 2007) through December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Real Estate Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the period from inception (December 18, 2007) through December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 2, 2009

**CAPITAL REAL ESTATE SECURITIES, LLC**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2008**

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 215,667 |
| Due from affiliates (Note 3) | | 8,683 |
| Prepaid expenses | | 20,974 |
| Furniture and equipment, net of accumulated depreciation of $28 | | 252 |
| | **$** | **245,576** |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Accounts payable and accrued expenses | $ | 7,100 |
| **CONTINGENCIES** (Note 4) | | |
| **MEMBER'S EQUITY** | | 238,476 |
| | **$** | **245,576** |

The accompanying notes are an integral part of this statement.

## CAPITAL REAL ESTATE SECURITIES, LLC

## STATEMENT OF OPERATIONS
## PERIOD FROM INCEPTION (DECEMBER 18, 2007)
## THROUGH DECEMBER 31, 2008

| | | |
|---|---|---|
| **REVENUE:** | | |
| Comission income | $ | 18,477 |
| Interest income | | 3,113 |
| ***Total revenue*** | | 21,590 |
| **EXPENSES:** | | |
| Employee compensation and benefits | | 184,720 |
| General and administrative | | 78,348 |
| Travel and entertainment | | 40,687 |
| Legal and professional | | 40,360 |
| Occupancy and equipment costs | | 20,522 |
| Commissions | | 18,477 |
| ***Total expenses*** | | 383,114 |
| **NET LOSS** | **$** | **(361,524)** |

The accompanying notes are an integral part of this statement.

## CAPITAL REAL ESTATE SECURITIES, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## PERIOD FROM INCEPTION (DECEMBER 18, 2007)
## THROUGH DECEMBER 31, 2008

| | Member's Equity |
|---|---|
| **BALANCE,** at inception (December 18, 2007) | $ - |
| Contributions | 600,000 |
| Net loss | (361,524) |
| **BALANCE,** December 31, 2008 | **$ 238,476** |

The accompanying notes are an integral part of this statement.

**CAPITAL REAL ESTATE SECURITIES, LLC**

**STATEMENT OF CASH FLOWS**
**PERIOD FROM INCEPTION (DECEMBER 18, 2007)**
**THROUGH DECEMBER 31, 2008**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ | (361,524) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | | 28 |
| Increase in due from affiliates | | (8,683) |
| Increase in prepaid expenses | | (20,974) |
| Increase in accounts payable | | 7,100 |
| ***Net cash used in operating activities*** | | (384,053) |
| **CASH FLOWS USED IN INVESTING ACTIVITIES:** | | |
| Purchase of fixed assets | | (280) |
| **CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:** | | |
| Contributions | | 600,000 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | | 215,667 |
| **CASH AND CASH EQUIVALENTS,** inception (December 18, 2007) | | - |
| **CASH AND CASH EQUIVALENTS,** at end of period | **$** | **215,667** |

The accompanying notes are an integral part of this statement.

## NOTES TO FINANCIAL STATEMENTS

### *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

***Organization and Business***

Capital Real Estate Securities, LLC (the "Company") is a Colorado limited liability company that was established to distribute a fund registered under the Investment Company Act of 1940, The Global Real Estate Investments Fund (the "Fund"). The Fund is registered with the SEC and has not gone effective as of December 31, 2008. The Fund is projected to become effective in the second or third quarter of 2009. The Company was formed on December 18, 2007 and commenced operations on June 3, 2008. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is registered with the Securities and Exchange Commission ("SEC") as a licensed broker-dealer. The Company's sole member is Real Estate Securities Partners, LLC, a Delaware Limited Liability Company.

The Company, under Rule 15c3-3(k)(2)(i) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

***Furniture and Equipment***

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, currently three to five years. Repairs and maintenance costs are expensed as incurred, and expenditures for additions and major improvements are capitalized.

***Revenue Recognition***

The Company records securities transactions and related revenue and expense on a trade date basis.

***Cash and Cash Equivalents***

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

***Advertising Costs***

Advertising costs are charged to expense when incurred. Advertising expense for the year ended December 31, 2008 totaled $10,900.

***Income Taxes***

The Company is not considered a separate taxable entity for tax purposes. All income is reported on the sole member's tax return.

## *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)*

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## *NOTE 2 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. As of December 31, 2008, the Company had net capital and net capital requirements of $208,567 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.03 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 in the first year of operations.

## *NOTE 3 - RELATED PARTY TRANSACTIONS*

The Company has a receivable from the Fund in the amount of $8,683.

## *NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES*

The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses and payables are carried at amounts which approximate fair value due to the short-term nature of those instruments.

As the distributor of the Fund, the Company will earn a selling concession on all Fund sales. As of December 31, 2008, the Fund has not commenced operations. Substantially all of the Company's revenue will be generated from selling interests in the Fund. Therefore the Company is considered economically dependent on the Fund's operations and may be affected by downturns in the real estate market and its ability to raise capital during distressed economic conditions.

## SUPPLEMENTARY INFORMATION

## CAPITAL REAL ESTATE SECURITIES, LLC

## COMPUTATION OF NET CAPITAL
## PURSUANT TO NET CAPITAL RULE 15c3-1
## DECEMBER 31, 2008

| | |
|---|---|
| **CREDIT:** | |
| Member's equity | $ 238,476 |
| **DEBITS:** | |
| Property and equity, net of accumulated depreciation | 252 |
| Due from affiliates | 8,683 |
| Prepaid expenses | 20,974 |
| ***Total debits*** | 29,909 |
| **NET CAPITAL** | 208,567 |
| Minimum requirements of 12-1/2% of aggregate indebtedness of $7,100 or $5,000, whichever is greater | 5,000 |
| ***Excess net capital*** | **$ 203,567** |
| **AGGREGATE INDEBTEDNESS:** | |
| Accounts payable and accrued expenses | **$ 7,100** |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | **0.03 to 1** |

**NOTE:** There are no material differences between the above computation of net capital and the corresponding computation by the Company with the unaudited Form X-17A-5 as of December 31, 2008.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Managing Member of
Capital Real Estate Securities, LLC

In planning and performing our audit of the financial statements and supplementary information of Capital Real Estate Securities, LLC (the "Company") for the period from inception (December 18, 2007) through December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2008, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 2, 2009

**CAPITAL REAL ESTATE SECURITIES, LLC**

**REPORT PURSUANT TO RULE 17a-5(d)**

**PERIOD FROM INCEPTION (DECEMBER 18, 2007) THROUGH DECEMBER 31, 2008**